

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2011

Via Facsimile
David Haines
Chief Executive Officer
AISystems, Inc.
2711 Centerville Road
Wilmington, DE 19808

>   **Re: AISystems, Inc.**
>   **Form 8-K**
>   **Filed on November 7, 2011**
>   **File No. 000-52296**

Dear Mr. Haines:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in the comments below. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 8-K Filed on November 7, 2011

1. Item 304(a)(1)(ii) of Regulation S-B requires a statement whether the accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This includes an opinion that has been modified to raise substantial doubt about the company's ability to continue as a going concern. Please amend to address this qualification.

2. We note that your Board of Directors approved the engagement of Michael T. Studder, CPA, P.C. on October 25, 2011. Regulation S-K, Item 304(a)2) requires that the date on which the new accountant is engaged be disclosed. Further, confirm the name of the

accountant engaged as there do not appear to be accountants named Studder registered with the PCAOB.

3. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3443 if you have any questions regarding the comments above or if you have any other questions.

Sincerely,

/s/ Tamara J. Tangen

Tamara J. Tangen
Staff Accountant